Filed by Black Knight Financial Services, Inc.

Pursuant to Rule 425 of the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: Black Knight Financial Services, Inc.

Commission File No. 001- 37394

Black Knight Financial Services, Inc. (“BKFS”) 4th Quarter 2016 Earnings Conference Call

Question and Answer

Question: Chas Tyson, Analyst, Keefe, Bruyette & Woods, Inc.

Okay. And then on the share repurchase plan that you guys announced, I mean how are you thinking about over the course of this year given that obviously you got a big event with the FNF distribution and should help to enhance liquidity of the stock? I mean, how are you thinking about that before and after that event?

Answer: William P. Foley II, Executive Chairman, BKFS

I would say that on the share repurchase, we want to put this in place because we anticipate there’s some potential dislocation in the stock price when the spin-out happens. Lot of shares being distributed – 85 million or 80 million shares being distributed to the FNF shareholders. And should there be a negative impact on the stock price, we want to be in a position to step in and make some major repurchases. And so that would be sometime in conjunction with the spin-out, which would happen in very, very late second quarter or sometime in the third quarter. So, we’ve just been, in effect, anticipating distribute might happen in the marketplace and being ready for it.

Answer: Kirk T. Larsen, Chief Financial Officer, BKFS

And Chas, the other thing I’d add is, we’ve been talking about since the IPO, it’s been one element of our capital allocation framework to return cash to shareholders. And with the impending spin, it’s something where there will be enough flow that we can be opportunistic and could be another way to create shareholder value. So not necessarily, I wouldn’t view it as a change to our – to the capital allocation strategy that we’ve talked about, but there – with this pending spin there could be the dislocation of the time, but then also more opportunities than there had been in the past.

Question: John Campbell, Analyst, Stephens, Inc.

Just back to the spinout, I assume some of the Property Insight realignment, I’m assuming that’s tied to that, but anything else coming ahead of the spin or maybe post-spin? I mean, does that technically change anything for you guys after the spin?

Answer: Kirk T. Larsen, Chief Financial Officer, BKFS

The Property Insight realignment actually was unrelated to the spin. It was something that we thought was the right thing to do, so that if you think about Property Insight and the two pieces of that, one is the title plant maintenance, posting and maintenance, it’s very people intensive, and then there’s the technology piece. So, we actually thought ordinary course of the business, the right answer was to keep the technology business and have FNF takeover the 200 employees that do the title plant positing and maintenance.

As I think about the spin and what effect it will have and what will be leading up to it, we will be, as I mentioned earlier, and we announced in December, we will refinance the senior notes. And so, leading up to the spin, we will do a refinancing of that. The timing and structure of that is to be determined, and as it happens, we’ll be very clear what the effect is.

And then, the other effect, which isn’t necessarily immediately leading up to the spin is there’ll be some – there are some things that FNF does for us today on a shared services basis that we will do ourselves, and so there’ll be some of those functions that will come over to Black Knight over time. I wouldn’t necessarily say it’s flip-a-switch on the date of the spin that will happen. Some things will be that way, but more things will actually involve some form of transition.

But other than that, I think the other thing I’d say about the spin, you think about life in a post-spin world, we’ll have increased float obviously with 80 million shares hitting the market. We’ll be able to pay down debt without constraint or tax consequence, which is something we’ve talked to you all about on prior calls. And certainly, we’ll have a more simplified structure with largely – one either not – potentially entirely one class of stock, and so with all the shares being in the Class A and structurally more simple, which I know will avoid some confusion that’s out there. So, I think that’s all look good, but other than that, that’s really what’s happening leading up to the spin.

Question: Geoffrey Murray Dunn, Analyst, Dowling & Partners Securities LLC

Thanks. Good evening. Kirk, I want to follow-up and you just commented about the debt and the restraints from pay down being removed after the spin. I want to look at it the other way. Is there any reason to consider raising more debt rather than just refinancing the bonds? Should we be thinking about that at all? And then post that, is that more likely of a return of capital, getting the debt even lower than share of purchase? How can we think about the way your assessment varies value there?

Answer: Kirk T. Larsen, Chief Financial Officer, BKFS

I would say that nothing has changed in the way we’re thinking about capital allocation. So, last quarter, we talked about the same four elements of investing in our business organically, maintaining leverage around three times and then M&A, and then returning cash to shareholders.

I’d say that framework is consistent, and so our intention in connection with the spin is just refinance the senior notes as opposed to raise additional debt and then – but then, going forward, while both we have cash in the balance sheet today that we can deploy and then we’ll continue to generate cash and then we would allocate in accordance with that framework. But I wouldn’t say that anything post spin is necessarily any different than it was prior there too.

Forward- Looking Statements

This communication contains forward-looking statements that involve a number of risks and uncertainties. Statements that are not historical facts, including statements regarding expectations, hopes, intentions or strategies regarding the future are forward-looking statements. Forward-looking statements are based on BKFS management’s beliefs, as well as assumptions made by, and information currently available to, them. Because such statements are based on expectations as to future financial and operating results and are not statements of fact, actual results may differ materially from those projected. BKFS undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. The risks and uncertainties that forward-looking statements are subject to include, but are not limited to: our ability to successfully achieve the conditions to and consummate the tax-free spin-off of BKFS from FNF; electronic security breaches against our information systems; our ability to maintain and grow our relationships with our customers; changes to the laws, rules and regulations that impact our and our customers’ businesses; our ability to adapt our services to changes in technology or the marketplace; the impact of any potential defects, development delays, installation difficulties or system failures on our business and reputation; changes in general economic, business, regulatory and political conditions, particularly as they affect the mortgage industry; risks associated with the availability of data; the effects of our substantial leverage on our ability to make acquisitions and invest in our business; risks associated with our structure and status as a “controlled company;” our ability to successfully integrate strategic acquisitions; and other risks and uncertainties detailed in the “Statement Regarding Forward-Looking Information,” “Risk Factors” and other sections of our Annual Report on Form 10-K and other filings with the Securities and Exchange Commission.

Additional Information and Where to Find It

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the proposed spin-off, New BKH, a newly formed indirect subsidiary of Fidelity National Financial, Inc. and BFKS will file with the Securities and Exchange Commission (“SEC”) registration statements. BKFS’s registration statement will also include a proxy statement which will be sent to the BKFS shareholders in connection with their vote required in connection with the transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS/PROSPECTUSES AND PROXY STATEMENTS AND ANY OTHER RELEVANT DOCUMENTS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION.

Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge from the SEC’s website, www.sec.gov. These documents (when they are available) can also be obtained free of charge from the respective companies by directing a written request to Black Knight Financial Services, Inc., 601 Riverside Avenue, Jacksonville, Florida 32204, Attn: Corporate Secretary, Telephone (904) 854-8100.

Participants in a Solicitation

The directors and executive officers of BKFS and other persons may be deemed to be participants in the solicitation of proxies in respect of proposals to approve the transaction. Information regarding the directors and executive officers of BKFS is available in its definitive proxy statement, which were filed with the SEC on April 28, 2016. Free copies of this document may be obtained as described in the preceding paragraph.

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